STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DE ACQUISITION 2, INC.

(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	Commission File No.	27-2205650
(State or other jurisdiction of incorporation or organization)	000-53925	(IRS Employer Identification No.)

6046 FM 2920, Suite 619

Spring, Texas 77379

(Address of Principal Executive Offices)

(713) 410 4596

(Issuer’s Telephone Number)

Approximate Date of Mailing: January 18, 2011

DE ACQUISITION 2, INC.
100 South Fifth Street, 19th Floor

Minneapolis, MN 55402

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 18, 2011 to the holders of record at the close of business on January 18, 2011 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of DE Acquisition 2, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Securities Purchase Agreement, dated January 18, 2011, by and among the Company and New Asia Partners, LLC, Pinnacle Investment Group, LLC, Shellback Financial, LLC, Randy Nitzsche and Robert Castle (the “Purchase Agreement”) pursuant to which the Company has issued and sold an aggregate of 5,000,000 shares of the Common Stock of the Company. The transaction contemplated by the Purchase Agreement was consummated on January 18, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to DE Acquisition 2, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On January 18, 2011, the Company entered into and closed the Purchase Agreement between the Company, New Asia Partners, LLC (“New Asia”), and the accredited investor signatories thereto (collectively, with New Asia, the "Investors"), pursuant to which, the Company sold an aggregate of 5,000,000 shares of the Company’s Common Stock to the Investors for an aggregate purchase price of $2,979. Simultaneously with the closing of the Purchase Agreement, the Company repurchased 10,000 shares of Common Stock held by Ruth Shepley, for an aggregate purchase price of $40,000, net any outstanding liabilities of the Company as of the Closing Date, as contemplated by a Repurchase Agreement, dated January 18, 2011, by and between the Company and Ruth Shepley (the "Repurchase Agreement"). As a result of the closing of the Purchase Agreement and the Repurchase Agreement, the Investors own 100% of the Company’s outstanding common stock resulting in a change in control of the Company (the “Transaction”).

Additionally, in connection with the terms of the Transaction, effective on the Closing Date upon the resignation of Ms. Ruth Sheply as President, Secretary and Treasurer, Dennis Nguyen was appointed to serve as President and Treasurer of the Company and Mr. Todd R. Vollmers was appointed as the Company’s Vice President and Treasurer.  Additionally, on the Closing Date, Ms. Shepley appointed Mr. Nguyen to serve as the sole director of the Company effective upon Ms. Shepley’s resignation as director, such resignation as the sole director to be effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about January 28, 2011.

Additionally, in connection with the Transaction, the Company issued promissory notes (the “Notes”) to certain of the Investors in an aggregate principal amount equal to $37,021 with interest to accrue at a rate of 8.25% per annum due on or before the earlier of (i) January 18, 2016 or (ii) the date that the Company (or a wholly owned subsidiary of the Company) consummates a business combination with an operating company in a reverse merger or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) (the “Maturity Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

Immediately prior to the Transaction, the Company has 10,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                            PRIOR TO THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of January 18, 2011 immediately before the closing of the Transaction pursuant to the terms of the Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

	Amount and
	Nature of
	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership(1)	Class(2)
Ruth Shepley (3) 6046 FM 2920, Suite 619 Spring, Texas 77379	10,000	100%

All officers and directors as a group	10,000	100%

          (1)  Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

          (2)  Based on 10,000 shares of Common Stock issued and outstanding prior to the Closing Date.

          (3)  Ruth Shepley served as the Company’s sole officer and director prior to the Closing Date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                            AFTER THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock after the Transaction as of the Effective Date by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 100 South Fifth Street, 19th Floor, Minneapolis, MN 55402.

Name and Address of Beneficial Owner

Amount and Nature of Beneficial Ownership(1)

Percentage of Class(2)

Directors and Officers

Dennis Nguyen(3)

2740 West Lake of the Isles Parkway

Minneapolis, MN 55416

3,873,789(4)

77.48%

Todd R. Vollmers(5)

322,711(6)

7.69%

Terril H. Peterson

3017 W. 97th Street

Bloomington, MN

643,000(7)

12.86%

New Asia Partners LLC

4,196,500

83.93%

Pinnacle Investment Group, LLC

3017 W. 97th Street

Bloomington, MN

643,000

12.86%

Newport Capital, LLC

2740 West Lake of the Isles Parkway

Minneapolis, MN 55416

3,873,789(8)

77.48%

Ruth Shepley

       0

Wildwood Capital LLC

322,711(9)

 7.69%

All Current Officers and Directors as a Group (2)

4,196,500

83.93%

(1)

     (2)

     (3)

(4)

 (5)

(6)

(7)

(8)

      (9)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

Based on 5,000,000 shares of Common Stock issued and outstanding at the Effective Time.

Effective as of the Closing Date, Mr. Nguyen serves as the President and Treasurer of the Company and as  director of the Company as of the Effective Time.

Represents 92.31% of the 4,196,500 shares of the Common Stock owned by New Asia Partners, LLC (“NAP”).  Mr. Nguyen serves as the Chairman of NAP and is the sole member of Newport Capital, LLC which owns 92.31% of the outstanding membership interests of NAP and may be deemed to beneficially own 92.31% of the shares of Common Stock owned by NAP.

Effective as of the Closing Date, Todd Vollmers shall serve as the Company’s Vice President and Secretary.

Represents 7.69% of the 4,196,500 shares of the Common Stock owned by NAP.  Mr. Vollmers serves as General Counsel to NAP and owns all of the outstanding membership interests in Wildwood Capital LLC which owns 7.69% of the outstanding membership interests of NAP and therefore may be deemed to beneficially own 7.69% of the shares of Common Stock owned by NAP.

Represents the shares of Common Stock owned by Pinnacle Investment Group, LLC (“Pinnacle”). Terrill H. Peterson serves as the General Partner of Pinnacle and has sole voting and investment power with respect to the shares of Common Stock of the Company owned by Pinnacle and therefore may be deemed to beneficially own the shares of Common Stock owned by Pinnacle.

Represents 3,873,789 shares of Common Stock owned by NAP.  Newport Capital, LLC owns 92.31% of the outstanding membership interests of NAP and therefore may be deemed to be the beneficial owner of 92.31% of the shares of Common Stock owned by NAP.

Represents 322,711 of the shares of Common Stock owned by NAP.  Wildwood Capital LLC owns 7.69% of the outstanding membership interests of NAP and therefore may be deemed to beneficially own 7.69% percent of the shares of Common Stock owned by NAP.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECTIVE OFFICERS AND DIRECTORS PRIOR TO THE TRANSACTION

Prior to the Transaction, our sole officer and director was Ms. Ruth Shepley, who was elected to serve until her successor is duly elected and qualified.

Ruth Shepley, age 65, has been the President and sole Director of Financial Broker Relations, Inc. a financial consulting company, since 1998.  In such capacity, she has run the day to day operations of this company which provides business advisory services for small private companies.  Her services specifically include the hiring of employees, administrative advice, business plan development as well as business coaching as needed for their clients. Ms. Shepley has owned and operated several small businesses during the last 30 years.  Ms. Shepley was formerly an officer and director of French Peak Resources, Inc. (now known as Confederate Motors, Inc.), a 1934 Exchange Act Company, from October 2008 to February 2009. In addition, from December 12, 2006 to February 1, 2007 she was the President and sole director of Cruisestock, Inc. a public company trading on the Over the Counter Bulletin Board.   She also served as the President and sole director of Venture Fund I, Inc. from August 24, 2004 (inception) to May 25, 2006.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE TRANSACTION

Effective on the Closing Date and upon the resignation of Ms. Shepley as President, Secretary, Treasurer and all other officer positions of the Company, Mr. Dennis Nguyen shall be appointed to serve as President and Treasurer of the Company and Todd Vollmers shall be elected to serve as the Vice President and Secretary.  Ms. Shepley’s shall appoint Mr. Nguyen to serve as the Company’s sole director upon her resignation as the sole director of the Company, such resignation to be effective as of the Effective Time.

Dennis Nguyen, 40, currently serves as Chairman, responsible for the management of New Asia Partners, LLC (“NAP”), a private equity group that provides financial, strategic and operational guidance to small to medium sized enterprises based in the People’s Republic of China (“China”). NAP is dedicated to working with Chinese enterprises in the health sciences, consumer/retail, and energy/environmental sectors in order to help them sustain high growth rates and list on the international capital markets. Prior to NAP, which was founded in April 2010, beginning in 2002 Mr. Nguyen served in the same capacity as Chairman of its predecessor entity, the New Asia Partners Group. From July 2006 through December 2008, Mr. Nguyen served as a director of Wuyi International Pharmaceutical Company Limited, a Fujian-based pharmaceutical manufacturer listed on the Hong Kong Stock Exchange (code: 1889.HK). From May 2005 through May 2006, he served as a director of Sino-Environment Technology Group Limited, a Fujian-based environmental waste management solutions provider listed on the Singapore Stock Exchange (code: Y62.SI). From December 2005 through June 2008, Mr. Nguyen served as Vice Chairman of China Huiyin, a Jiangsu-based household appliance retail chain (predecessor company of Huiyin Appliances, a company listed on the Hong Kong Stock Exchange (code 1280.HK)).

Todd R. Vollmers, 42, has served as General Counsel for NAP since December of 2009, and is responsible for managing legal issues and coordinating legal work for the Company in the U.S. and China.  From September 2007 through December 2009, Mr. Vollmers served as the President and Chief Manager of Vollmers Properties, LLC, during which time he built and managed a portfolio of investment real estate worth over $1,000,000.  From January 2006 through August 2007, Mr. Vollmers served as a Senior Administrative Officer with the Minnesota Department of Commerce, responsible for various projects for the Commerce Commissioner, particularly in the areas of the department’s regulatory oversight of the insurance and real estate industries, and was selected to direct healthcare reform efforts for the Governor’s Health Cabinet on methods to reduce healthcare costs through administrative uniformity and simplification. During the 2004 presidential campaign, from April 2004 to September 2004, Mr. Vollmers worked as paid staff for Bush-Cheney ’04, Inc., and then from September 2004 to November 2004, for the Republican National Committee as the Election Day Coordinator for Minnesota, recruiting, training, and assigning lawyers to observe voting and compliance with Minnesota election law.  From July 2001 to April 2004, Mr. Vollmers was an attorney in the Office of General Counsel, U.S. Department of Commerce, where he provided legal advice to client agencies within the International Trade Administration, and assisted U.S. companies with problems involving foreign trade compliance under applicable trade agreements related to trade in goods, trade in services, and other issues, through the interagency process and discussions with foreign governments.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2010 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On February 24, 2010, 10,000 shares of the Company’s Common Stock were issued to Ruth Shepley, our then sole officer and director. Simultaneously with the closing of the Purchase Agreement, the Company repurchased the 10,000 shares of common stock held by Ms. Shepley for an aggregate purchase price of $40,000, net any outstanding liabilities of the Company as of the closing date, as contemplated by a Repurchase Agreement, dated January 18, 2011, by and between the Company and Ms. Shepley.

In connection with the Transaction, the Company issued Promissory Notes to certain of the Investors for an aggregate principal amount equal to $37,021, with interest to accrue at a rate of 8.25% per annum due on or before the earlier of (i)

January 18, 2016 or (ii) the date that the Company (or a wholly owned subsidiary of the Company consummates a business combination with an operating company in a reverse merger or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) (the “Maturity Date”).

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended February 29, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our directors, Dennis Nguyen and Todd Vollmers would not be considered independent as they also serve as executive officers of the Company. Our director Terril Peterson would be considered independent.

Board Meetings and Annual Meeting

During fiscal year ended February 29, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Calendar Year Ended February 29, 2010

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. None of the Company’s officers and directors received any compensation during the fiscal year ended February 29, 2010 and through the date of the filing of this Information Statement.

		Salary	Total
Name and Principal Position	Year	($)	($)
Ruth Shepley, President, Secretary, Treasurer and Director	2010	0	0
All Officers and Directors as a Group	2010	0	0

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers or directors received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended February 29, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, DE Acquisition 2, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 18, 2011
DE ACQUISITION 2, INC.

By: /s/ Dennis Nguyen
Dennis Nguyen, President